VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST (VKL)

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 1,142 shares voted in his favor and 0 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Trust 3,837,453 shares voted in his favor and 52,960 shares withheld. With regard to the election of Steven Muller as elected trustee by the common shareholders of the Trust 3,837,453 shares voted in his favor and 52,960 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Dennis J. McDonnell, David C. Arch, Don G. Powell, Theodore A. Myers, Wayne Whalen and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 3,848,495 shares voted in favor of the proposal, 19,700 shares voted against and 23,360 shares abstained.